SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

COLE REAL ESTATE INVESTMENTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19329V105

(CUSIP Number of Class of Securities)

Kimberly J. Smith

Executive Vice President and General Counsel

Cole Real Estate Investments, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Telephone: (602) 778-8700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 (310) 712-6600	Benjamin R. Weber Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,000,000	$34,100

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of common stock, par value $0.01 per share, of Cole Real Estate Investments, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A
Form or Registration No:	N/A	Date Filed	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Cole Real Estate Investments, Inc., a Maryland corporation formerly known as Cole Credit Property Trust III, Inc. that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase for cash up to $250,000,000 in value of its common stock, par value $0.01 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $13.00 nor less than $12.25 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated June 20, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Cole Real Estate Investments, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016; (602) 778-8700.

(b) This Schedule TO relates to the Common Stock of the Company, par value $0.01 per share. Immediately after the listing of the shares of Common Stock on the New York Stock Exchange on June 20, 2013, there were 494,077,466 shares of Common Stock issued and outstanding (which include the shares of Common Stock issued as Listing Consideration (as defined in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase) and do not include fractional interests in shares of the Common Stock or shares of the Common Stock that may be issued in the future as Incentive Consideration or Earnout Consideration (each as defined in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase)). The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7, “Price Range of Shares of Common Stock; Distributions”, of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Cole Real Estate Investments, Inc., is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase in “Summary Term Sheet,” “Introduction,” Section 1, “Number of Shares of Common Stock; Purchase Price; Proration; Odd Lots”, Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposal”, Section 3, “Procedures for Tendering Shares of Common Stock”, Section 4, “Withdrawal Rights”, Section 5, “Purchase of Shares of Common Stock and Payment of Purchase Price”, Section 6, “Conditions of the Offer”, Section 8, “Source and Amount of Funds”, Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, Section 13, “Material U.S. Federal Income Tax Consequences”, and Section 14, “Extension of the Offer; Termination; Amendment”, is incorporated herein by reference.

(b) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, Section 7, “Price Range of Shares of Common Stock; Distributions”, and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 8, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

(b) There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) A summary of the credit facility described in Item 7(a) above, borrowings under which will be used to fund purchase of the shares of Common Stock pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company’s Current Report on Form 8-K filed on June 5, 2013. The Company has not made any plans or arrangements to finance or repay such credit facility prior to its maturity.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in “Summary Term Sheet” and Section 15, “Fees and Expenses”, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information set forth in Section 12, “Certain Legal Matters; Regulatory Approvals”, of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

See Exhibit Index.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLE REAL ESTATE INVESTMENTS, INC.

By:	/s/ Kimberly J. Smith
Name:	Kimberly J. Smith
Title:	Executive Vice President, General Counsel and Secretary

Date: June 20, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 20, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2013.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2013.

(a)(1)(F)	Notice of Offer to Purchase, dated June 20, 2013.

(a)(5)(A)	Press Release issued June 20, 2013.

(b)(1)	Amended and Restated Credit Agreement, dated June 3, 2013, by and among Cole REIT III Operating Partnership, LP, as Borrower, Bank of America, National Association, as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, JP Morgan Chase Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and Regions Bank and U.S. Bank National Association, as Co-Documentation Agents.

(d)(1)	Agreement and Plan of Merger, dated March 5, 2013, by and among the Company, CREInvestments, LLC, Cole Holdings Corporation and Christopher H. Cole (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed March 8, 2013 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated April 5, 2013, by and among the Company, Christopher H. Cole, and the Bonus Executives (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed April 11, 2013 and incorporated herein by reference).

(d)(3)	Indemnification Escrow Agreement, dated April 5, 2013, by and among Christopher H. Cole, the Company, the Bonus Executives and U.S. Bank National Association (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed April 11, 2013 and incorporated herein by reference).

(d)(4)	Amended and Restated Advisory Agreement, dated October 1, 2010, by and between the Company and Cole REIT Advisors III, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed October 7, 2010 and incorporated herein by reference).

(d)(5)	First Amendment to the Amended and Restated Advisory Agreement, dated November 9, 2011, by and between the Company and Cole REIT Advisors III, LLC (previously filed as Exhibit 10.68 to the Company’s post-effective amendment to Form S-11 (File No. 333-164884), filed on January 18, 2012 and incorporated herein by reference).

(d)(6)	Letter Agreement, dated May 27, 2011, by and between Christopher H. Cole and Marc T. Nemer.

(d)(7)	Letter Agreement, dated August 25, 2011, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Marc T. Nemer.

(d)(8)	Cole Holdings Corporation (now known as CREInvestments, LLC) Transaction Bonus Plan.

(d)(9)	Cole Holdings Corporation (now known as CREInvestments, LLC) Transaction Bonus Plan Participation Form for Marc T. Nemer.

(d)(10)	Cole Transaction Award, dated January 31, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Jeffrey C. Holland.

(d)(11)	Cole Transaction Award, dated January 31, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Stephan Keller.

(d)(12)	Indemnity Agreement, dated February 12, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Christopher H. Cole.

(d)(13)	Indemnity Agreement, dated February 12, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Marc T. Nemer.

(d)(14)	Employment Agreement, dated March 26, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Christopher H. Cole (previously filed as Exhibit 10.69 to the Company’s Annual Report on Form 10-K (File No. 000-53960), filed March 29, 2013 and incorporated herein by reference).

(d)(15)	Employment Agreement, dated March 26, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Marc T. Nemer (previously filed as Exhibit 10.70 to the Company’s Annual Report on Form 10-K (File No. 000-53960), filed March 29, 2013 and incorporated herein by reference).

(d)(16)	First Amendment to Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Christopher H. Cole (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(17)	First Amendment to Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Marc T. Nemer (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(18)	Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Jeffrey C. Holland (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(19)	Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Stephan Keller (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(20)	2013 Omnibus Employee Incentive Plan (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-53960), filed May 14, 2013 and incorporated herein by reference).

(d)(21)	2013 Non-Employee Director Plan (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 000-53960), filed May 14, 2013 and incorporated herein by reference).

(d)(22)	Form of Restricted Share Unit Award Agreement (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(23)	Form of Performance Share Unit Award Agreement (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).